Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

March 9, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Action Acquisition Corporation
Amendment No. 4 to Form 8-K
Filed February 11, 2011
File No. 000-52341

Dear Ladies and Gentlemen:

On behalf of the Company, we respond as follows to the comment letter dated February 22, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Amendment No. 4 to Form 8-K.  References in our responses correspond to the Company’s Form 8-K, filed November 8, 2010.  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italics below and provided the Company’s response immediately thereafter.

Amend the Form 8-K filed November 8, 2010 to file the financial statements of Liuzhuo Rubber Sealing as they are now overdue.  Please note that no extensions of time to file financial statements are granted beyond the initial 71-day period described in Item 9.01(a)(4) of Form 8-K.

The Company has filed the financial statements of Liuzhou Rubber Sealing for the years ended December 31, 2009 and 2008 and the periods ended September 30, 2010 and 2009, as well as the related pro forma financial statements that are required by Item 2.01 of Form 8-K as of the date hereof.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve these comments expeditiously.

Very truly yours,

STEVENS & LEE
/s/ Jacquelyn A. Hart
Jacquelyn A. Hart

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